Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Director M Access
Director M Edge
Director M Plus
Director M Outlook

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Director M Access
Director M Edge
Director M Plus

Supplement dated July 24, 2024 to the product notice dated April 29, 2024
This supplement to the product notice outlines changes related to Appendix A - Funds Available Under the Contract.
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
Effective July 15, 2024, the following actions took place:
•Franklin Advisors, Inc. replaced Putnam Investment Management, LLC as Adviser and Putnam Investment Management, LLC is added as Subadviser for Putnam VT Diversified Income Fund, and Putnam VT Global Asset Allocation Fund; and
•Franklin Advisers, Inc. is added as a Subadviser for Putnam VT Core Equity Fund, Putnam VT George Putnam Balanced Fund, Putnam VT International Equity Fund, Putnam VT International Value Fund, Putnam VT Large Cap Growth Fund, Putnam VT Large Cap Value Fund, Putnam VT Small Cap Value Fund, and Putnam VT Sustainable Leaders Fund.
This supplement should be retained for future reference.

HV-8142